Exhibit 99.2

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

_______________________

________________

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INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

(UNAUDITED)

TABLE OF CONTENTS

Page

Interim condensed balance sheets	3 – 4
Interim condensed statements of comprehensive loss	5
Interim condensed statements of changes in shareholders’ equity	6
Interim condensed statements of cash flows	7 – 8
Notes to the interim condensed financial statements	9 – 20

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands)

		June 30,	December 31,
	Note	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents		2,126	5,111
Deposits		-	668
Other current assets		418	587
Inventory	3	711	444
Total current assets		3,255	6,810

Non-Current Assets:
Right of use assets, net		670	761
Property, plant and equipment, net		527	499
Total non-current assets		1,197	1,260
Total Assets		4,452	8,070

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands)

		June 30,	December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable		170	154
Other accounts payable		1,478	1,364
Lease liabilities		292	277
Financial liabilities at fair market value	4	886	1,575
Total current liabilities		2,826	3,370

Non-Current Liabilities:
Lease liabilities		348	378
Total non- current liabilities		348	378

Shareholders' Equity:
Ordinary shares, no par value: Authorized 100,000,000 as of June 30, 2025 and December 31, 2024; issued and outstanding 28,651,297 shares as of June 30, 2025 and 24,252,096 shares as of December 31, 2024		-	-
Share capital and additional paid-in capital	8	74,250	70,896
Accumulated losses		(72,972)	(66,574)
Total Shareholders' Equity		1,278	4,322
Total Liabilities and Shareholders' Equity		4,452	8,070

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

		Six months ended June 30,	Six months ended June 30,
	Note	2025	2024
Revenues	5	289	-
Cost of revenues	6	287	-
Gross Profit		2	-

Research and development expenses		3,638	3,270
General and administrative expenses		3,150	2,182
Sales and marketing expenses		442	349
Other expenses		7	5
Operating loss		7,235	5,806
Interest income from deposits		(37)	(83)
Finance expenses (income), net		(800)	517
Loss before tax		6,398	6,240
Taxes on income		-	-
Total comprehensive and net loss		6,398	6,240

Net loss per ordinary share, basic and diluted		(0.24)	(0.38)
Weighted average number of ordinary shares		26,782,603	16,628,582

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

For the six months ended June 30, 2025:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total
Balance as of January 1, 2025:	24,252,096	70,896	(66,574)	4,322
Changes during the six months ended June 30, 2025:
Issuance of ordinary shares, pursuant to an at-the-market -facility, net	2,575,753	1,508	-	1,508
Exercise of options	81,633	8	-	8
Restricted share unit vesting	1,083,443	-	-	-
Share-based compensation		1,838	-	1,838
Exercise of Pre funded warrants	658,372	*	-	-
Comprehensive and net loss		-	(6,398)	(6,398)
Balance as of June 30, 2025	28,651,297	74,250	(72,972)	1,278

*	Less than one thousand

For the six months ended June 30, 2024:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total
Balance as of January 1, 2024:	15,652,176	61,259	(55,521)	5,738
Changes during the six months ended June 30, 2024:
Issuance of ordinary shares and pre-funded warrants, net	2,280,826	4,753	-	4,753
Exercise of options	19,048	2	-	2
Restricted share unit vesting	441,867	-	-	-
Issuance of ordinary shares- Advisor fees	45,000	62	-	62
Share-based compensation	-	1,028	-	1,028
Comprehensive and net loss	-	-	(6,240)	(6,240)
Balance as of June 30, 2024	18,438,917	67,104	(61,761)	5,343

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30, 2025	Six months ended June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(6,398)	(6,240)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	73	67
Capital loss	7	5
Share based compensation	1,838	1,028
Evaluation of financial liability at fair value	(689)	539
Issuance of ordinary shares - advisor fees	-	62
Prepayments of lease liabilities	(17)	(6)
Decrease (increase) in right of use assets	86	(10)
Decrease (Increase) in other current assets	174	(19)
(Decrease) increase in trade accounts payable	16	(19)
(Decrease) increase in other accounts payable	111	112
(Increase) decrease in inventory	(267)	(376)
Unrealized foreign exchange (gain) loss	(21)	(10)
Net cash used in operating activities	(5,087)	(4,867)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(101)	(2)
Change in deposits, net	668	(1,388)
Change in restricted deposits	-	1
Net cash provided by (used in) investing activities	567	(1,389)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares and pre-funded warrants, net	*	4,753
Issuance of ordinary shares pursuant to an at-the-market facility, net	1,511	-
Exercise of options	8	2
Net cash provided by financing activities	1,519	4,755

Effect of exchange rate changes on cash and cash equivalents	21	10
Net decrease in cash and cash equivalents and restricted cash	(3,001)	(1,501)
Cash, cash equivalents and restricted cash at the beginning of the period	5,201	5,130
Cash, cash equivalents and restricted cash at the end of the period	2,221	3,639

*	Less than one thousand

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

APPENDIX A – RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash and cash equivalents	2,126	3,550
Restricted Cash	95	89
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	2,221	3,639

APPENDIX B – NON-CASH TRANSACTIONS:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Share based compensation- placement agent warrants against additional paid in capital (Note 5)	-	254

APPENDIX C - AMOUNT PAID DURING THE PERIOD:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Interest paid	32	38

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 – GENERAL:

1.	Inspira Technologies Oxy B.H.N. Ltd (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. The Company operates in the medical technology industry in the field of respiratory support technology. The Company is engaged in the research, development, and manufacturing-related and go-to-market activities of proprietary products and technologies. The Company is developing the following products:

●	The INSPIRA ART (Augmented Respiratory Technology), a respiratory support technology targeted toward utilizing blood monitoring and direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake. The aim is to provide an alternative to invasive mechanical ventilation, which is associated with high risks, complications, high costs and high mortality rates.

●	The HYLA blood sensor, a non-invasive optical blood sensor designed to perform real-time and continuous blood parameter measurements, potentially reducing the need for intermittent blood samples from patients.

●	The INSPIRA ART100 System, an advanced form of life support system, better known by the medical industry as a cardiopulmonary bypass system, which has been designed for use in procedures requiring cardiopulmonary bypass for six hours or less.

The Company’s INSPIRA™ ART100 system received U.S. Food and Drug Administration (“FDA”) 510(k) regulatory clearance for cardiopulmonary bypass procedures and Israeli Medical Equipment Division certification for extra-corporeal membrane oxygenation and cardiopulmonary bypass procedures. The Company’s other products, including the INSPIRA™ ART and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

2.	On March 14, 2025, the Company entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, ordinary shares, no par value, of the Company (“Ordinary Shares”) pursuant to an at-the-market facility (“ATM”), having an aggregate offering price of up to $1,019. On April 10, 2025, the maximum aggregate offering price was increased to $1,917. As of June 30, 2025, the Company has sold 2,575,753 Ordinary Shares under the ATM. The gross proceeds received by the Company from sales through ATM were approximately $1,621, before deducting offering costs of approximately $113. Subsequent to June 30, 2025, the shelf capacity was further increased to $14,686 and the Company issued additional 2,728,889 Ordinary Shares under the ATM facility for gross proceeds of approximately $3,079- see Note 11 (2) and (3).

3.	The accompanying unaudited interim condensed financial statements (the “Financial Statements”) have been prepared assuming that the Company will continue as a going concern. To date, the Company is at the deployment stage with respect to the INSPIRA ART100, and is in development stage with its other technologies. The Company has suffered recurring losses from operations and negative cash flows from operations since inception. As of June 30, 2025, the Company has incurred accumulated losses of $73 million and expects to continue to fund its operations, in part, through financing, such as the issuance of Ordinary Shares and warrants, in addition to through Israel Innovation Authority (“IIA”) grants. There is no assurance that such financing will be obtained. Our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. These interim condensed Financial Statements do not include any adjustments that might result from the outcome of these uncertainties. The Company also expects to fund its operations through sales of the Company’s FDA-cleared technology.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 – GENERAL (Cont.):

Our offices are located in Ra’anana, Israel. In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of September 1, 2025, the ceasefire with Hamas that had been in place since January 2025 has ended, and hostilities have resumed. Other regional hostilities, since October 7, 2023, have concurrently become more pronounced. This includes and has included a northern front war between Israel and Hezbollah and continued conflict with the Houthi Movement in Yemen. In April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. For 12 days, both sides launched attacks against one another, with Iran targeting civilian infrastructure. As a result of the escalation with Iran, Israel temporarily closed its airspace and ceased all port activity related to commercial shipments. On June 22, 2024, the U.S. military joined Israel to launch strikes directly targeting nuclear infrastructure in Iran. On June 24, 2025, Israel entered into a ceasefire agreement with Iran, but there are no guarantees as to whether the agreement will hold or whether future hostilities will resume. The company’s operations were not materially impacted by the recent conflicts.

4.	Although we do not currently conduct business in Russia and Ukraine, the escalation of geopolitical instability in Russia and Ukraine as well as currency fluctuations in the Russian Ruble has had a negative impact on worldwide markets. Such an impact may negatively impact our supply chain, our operations and future growth prospects in that region. As a result of the crisis in Ukraine, both the U.S. and other countries have implemented sanctions against certain Russian individuals and entities. Our global operations expose us to risks that could adversely affect our business, financial condition, results of operations, cash flows or the market price of our securities, including the potential for increased tensions between Russia and other countries resulting from the current situation involving Russia and Ukraine, tariffs, economic sanctions and import-export restrictions imposed, and retaliatory actions, as well as the potential negative impact on our potential business and sales in the region. Current geopolitical instability in Russia and Ukraine and related sanctions by the U.S. and other governments against certain companies and individuals may hinder our ability to conduct business with potential customers and vendors in these countries.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

Basis of preparation

The accompanying unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements. In the opinion of management, the financial statements reflect all normal and recurring adjustments necessary to fairly state the financial position and results of operations of the Company. These interim condensed financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on March 10, 2025, and as amended on March 28, 2025. The year-end balance sheet data was derived from the audited financial statements as of December 31, 2024, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included in this interim report.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity (including share-based compensation) and the amount of expenses. Actual results could differ from those estimates.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Impact of new accounting standards

In November 2023, the Financial Accounting Standards Board (the “FASB”), issued Accounting Standards Update (the “ASU”), 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU’s amendments are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has one reportable segment at this stage, and the Company believes that the current disclosures best reflect its operations.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, “Improvements to Income Tax Disclosures,” which modifies disclosure requirements for income taxes. This ASU requires the disclosure of the reconciliation between the tabular statutory tax rate and the effective tax rate in both percentages and dollars, additional disaggregated rate reconciliation categories and disaggregation of both income taxes paid and income tax expense by jurisdiction. This guidance is effective for annual periods beginning after December 15, 2024. We expect this ASU to impact only our disclosures, with no impact to our results of operations, cash flows and financial condition.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures,” which expands disclosure of significant costs and expenses. This ASU requires expanded disclosures of significant costs and expenditures within cost of goods sold and selling, general and administrative expenses, including amounts of inventory purchased, employee compensation, depreciation, amortization and selling expenses. This ASU also requires expanded qualitative disclosures, including a description of selling expenses and a description of non-disaggregated expenses. This guidance is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We expect this ASU to impact only our disclosures, with no impact to our results of operations, cash flows and financial condition.

Revenue recognition

The Company’s revenues are measured according to the ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are measured according to the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue from product sales is recognized when control of the goods transferred to the customer, which is generally upon shipment, unless contractual terms indicate otherwise.

The Company applies the five-step model under ASC 606:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations; and

(v)	recognize revenue when (or as) performance obligations are satisfied.

Standard product warranties that provide assurance that the product complies with agreed specifications do not represent a separate performance obligation and are accounted for under ASC 460.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Determining whether the Company acts as a principal or as an agent in the purchase and sale of machines requires significant judgment. While none of the evaluated factors are independently determinative, after analyzing the guidance under ASC 606 for principal versus agent considerations, the Company concluded that it is acting as an agent in these transactions. As such, revenues are presented on a net basis. This conclusion is based on the contractual relationships involved and the manner in which business is conducted, indicating that the Company does not control the machines before they are transferred to the end customer. In addition, the Company does not bear significant inventory or credit risk.

As of June 30, 2025, the company recorded revenues in the amount of $289 from sales of the INSPIRA ART100 systems and carts.

Cost of revenues

Cost of revenues consists of products purchased from sub-contractors, raw materials, shipping and handling costs to customers, salary, employee-related expenses, depreciation, royalties to the IIA, provision for assurance and overhead expenses.

Cost of revenues are expensed commensurate with the recognition of the respective revenues.

Government Grants

The Company receives royalty-bearing grants from the IIA for approved research and development projects Under Israeli law. Royalties on the revenues derived from products and services developed using such grants, are payable to the Israeli Government.

The grants are linked to the exchange rate of the dollar to the New Israeli Shekel and bear interest of the Secured Overnight Financing Rate (“SOFR”) per year (SOFR is a benchmark interest rate which replaced the London Inter-Bank Offered Rate).

These grants are recognized as a deduction from research and development costs at the time the Company is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues.

NOTE 3 – INVENTORY

	June 30, 2025	December 31, 2024
Raw materials	219	96
Work in progress	478	55
Finished goods (*)	14	293
Total	711	444

(*)	As of June 30, 2025, finished goods inventory includes two completed Inspira ART100 carts ready for sale.

NOTE 4 – FINACIAL LIABILITIES AT FAIR MARKET VALUE:

	June 30, 2025	December 31, 2024

Financial liability (1)	69	69
Non-tradable warrants (2)	817	1,506
Total	886	1,575

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 4 – FINACIAL LIABILITIES AT FAIR MARKET VALUE (Cont.):

1.	Financial liability

The Company agreed to pay a commission of 4% on proceeds to Dawson James Securities, the exclusive placement agent, received from exercises of 2024 Private Warrants which created a financial liability on the total potential amount, which is $69 as of December 31, 2024.

The financial liability fair value as of December 31, 2024 and as of June 30, 2025 is $69.

2.	Private Warrants

On December 26, 2023, the Company entered into a registered direct offering (the “December Purchase Agreement”), pursuant to which it issued unregistered warrants (the “2023 Private Warrants”) to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share. The 2023 Private Warrants were exercisable immediately upon issuance and will expire three and a half years following their issuance. The 2023 Private Warrants included a cashless exercise mechanism, according to the terms specified in the agreement. The 2023 Private Warrants may create an obligation to transfer cash to the investors at fundamental transactions according to fair value of the Black-Scholes model that includes various inputs. Therefore, the Company accounted for the 2023 Private Warrants as financial liability instruments that are measured at fair value and recognized financial expenses or income through profit and loss.

The fair value of the 2023 Private Warrants as of December 31, 2024 and June 30, 2025 was $1,506 and $817 respectively.

The key inputs that were used in the 2023 Private Warrants fair value were:

	As of June 30, 2025	As of December 31, 2024
Stock price	0.85	1.02
Exercise price	1.28	1.28
Risk-free interest rate	3.72%	4%
Expected volatility	76.83%	88.61%
Expected dividend yield	0%	0%
Expected term of warrants	2 years	2.5 years

NOTE 5 – REVENUES:

As of June 30, 2025, the Company has only one stream of revenue from sales of the INSPIRA ART100 systems and carts to a distributor in the U.S, meaning that the Company has generated revenue in one segment.

NOTE 6 – COST OF REVENUES:

As of June 30, 2025

Materials and subcontractors	235
Payroll and related	23
Warranty	20
Royalties to IIA	9
Total	287

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 7 – RELATED PARTIES

The following transactions arose with related parties:

Transactions and balances with related parties:

1.	Shareholders and other related parties’ benefits

	For the six-month ended
	June 30, 2025	June 30, 2024
Salary and related expenses – officers and directors(1)	1,043	881
Share based payment – officers and directors(2)	1,625	652

(1)	The amounts include payroll and related expenses of $118 for a four-month advance notice period, as agreed in the employment agreement of the Company’s former president and director, whose employment was terminated by the board of directors on May 25, 2025.

(2)	The amounts include share-based compensation expenses of $672 related to the acceleration of future vesting pursuant to the termination of employment by the Company, and not for cause, as provided under the equity grant agreements of the Company’s former president, founder and director, approved by the Company’s shareholder and board of directors. On November 2025 the RSUs will be technically delivered according to the employment terms.

2.	Balances with related parties

Name	Nature of transaction	As of June 30, 2025	As of December 31, 2024
Officers	Salaries and related(1)	(586)	(381)
Directors	Compensation for directors	(43)	(40)

(1)	See note 7(1.1)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 8 – SHAREHOLDERS’ EQUITY:

A. Share capital:

1.	On April 1, 2024, the Company entered into a purchase agreement with two investors in a registered direct offering (the “April Offering”), whereby the Company sold 1,339,285 Ordinary Shares at a purchase price of $1.232 per share. The aggregate proceeds received by the Company from the April Offering were approximately $1,651.

2.	On May 20, 2024, the Company issued warrants, to purchase up to 220,000 Ordinary Shares, to a service provider, at an exercise price of $2.25 per share. The Company’s accounting treatment for these warrants as equity-classified instruments (as part of additional paid in capital) is based on an assessment of ASC 718. These warrants were not exercised within the designated timeframe and expired on November 21, 2024.

3.	On June 14, 2024, the Company entered into a purchase agreement with an individual private investor in a registered direct offering (the “June Offering”), pursuant to which the Company sold (i) an aggregate of 941,541 of the Company’s Ordinary Shares at a purchase price of $1.30 per share, and (ii) pre-funded warrants to purchase up to 1,709,760 Ordinary Shares, at a purchase price of $1.30, less $0.001 per pre-funded warrant (the “June Pre-Funded Warrant”). The aggregate proceeds received by the Company from the June Offering were approximately $3,102, after deducting placement agent commissions and additional offering costs in cash which totaled approximately $343. In addition, the Company issued the placement agent in the June Offering warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction to purchase up to 185,591Ordinary Shares (the “June Placement Agent Warrants”) at an exercise price of $1.56 per Ordinary Share, which were exercisable immediately upon issuance and which expire four years following their issuance. The Company accounting treatment for the June Placement Agent Warrants as equity-classified instruments (as part of additional paid in capital) is based on an assessment of ASC 718. The fair value of the June Placement Agent Warrants at the issuance date was $254. The cash and non-cash issuance costs were recorded against additional paid in capital, due to the classification of the Ordinary Shares and the June Pre-Funded Warrants as equity in the June Offering.

4.	On June 30, 2024, the Company issued 45,000 Ordinary Shares to an advisor in connection with consulting service agreement.

5.	On December 27, 2024, the Company completed its December Private Placement, whereby the Company sold (i) 3,950,343 Ordinary Shares and 2024 Private Warrants to purchase up to 3,950,343 Ordinary Shares at a purchase price of $0.70 per unit, and (ii) pre-funded warrants to purchase up to 658,372 Ordinary Shares (the “2024 Pre-Funded Warrants”) and 2024 Private Warrants to purchase up to 658,372 Ordinary Shares, at a purchase price of $0.70, less $0.001 per unit with a 2024 Pre-Funded Warrant. Each 2024 Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per Ordinary Share. Each 2024 Private Warrant is exercisable for one Ordinary Share at an exercise price of $1.10 per Ordinary Share. The 2024 Private Warrants are immediately exercisable and may be exercised at any time until the end of June 2026. The 2024 Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the 2024 Pre-Funded Warrants are exercised in full. As of June 30, 2025, all of the 2024 Pre-Funded Warrants were exercised and none of the 2024 Private Warrants were exercised. Subsequent to June 30, 2025, 855,714 2024 Warrants were exercised into Ordinary Shares - see note 11 (1).

The Company concluded that the 2024 Private Warrants and 2024 Pre-Funded Warrants are not within the scope of ASC 480. Further, applying ASC 815-40, the Company concluded that the 2024 Private Warrants and 2024 Pre-Funded Warrants are indexed to the Company’s own share capital and meet the conditions for equity classification, and thus should be presented within equity.

The gross proceeds received by the Company from the December Private Placement were approximately $3,228, before deducting underwriting discounts and commissions and additional cash offering costs totaled approximately $233. In addition, the Company agreed to pay fees of 4% from the proceeds that may be received in the event of exercise of the 2024 Private Warrants issued in December 2024 Private Placement, issued to certain investors, which created a financial liability. The fair value of the financial liability as of December 31, 2024 and June 30, 2025 is $69 which is the total potential amount to be paid. The cash and non-cash issuance costs were recorded against additional paid in capital.

6.

On March 14, 2025, the Company entered into the Sales Agreement, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to an ATM facility, having an aggregate offering price of up to $1,019. On April 10, 2025, the maximum aggregate offering price was increased to $1,917. As of June 30, 2025, the Company has sold 2,575,753 Ordinary Shares under the ATM facility. The gross proceeds received by the Company from sales through the ATM facility were approximately $1,621, before deducting offering costs of approximately $113. Subsequent to June 30, 2025, the shelf capacity was further increased to $14,686 and the Company issued additional 2,728,889 Ordinary Shares under the ATM facility for gross proceeds of approximately $3,079- see Note 11 (2) and (3).

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 8 – SHAREHOLDERS’ EQUITY (Cont.):

7.	During the six-month period ending June 30, 2025, the Company issued an aggregate amount of 1,083,443 Ordinary Shares in connection with vested restricted share units, or RSUs, and an additional 81,633 Ordinary Shares in connection with option exercises.

B. Warrants reserves - Composition and movements:

1.	The following table reconciles the movement in warrants outstanding at the beginning and end of the period:

	Number of Warrants	Weighted-average exercise price	Weighted average remaining contractual term (in years)
Balance as of December 31, 2024	7,728,611	4.14	1.63
Issued	-	-	-
Exercised	658,372	0.001	-
Expired	-	-	-
Balance as of June 30, 2025	7,070,239	4.14	1.14

2.	The following table summarizes information about the Company’s outstanding warrants as of June 30, 2025.

Exercise Price	Warrants outstanding as of June 30, 2025	Expiration date
5.5	1,640,455	15/07/2026
5.5	277,835	15/07/2025
6.875	145,455	15/01/2027
1.6	212,188	28/06/2027
1.56	185,591	18/06/2028
1.1	4,608,715	30/06/2026
Balance as of June 30, 2025	7,070,239

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 8 – SHAREHOLDERS’ EQUITY (Cont.):

C. Loss per share:

Loss per share has been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended June 30, 2025	Year ended June 30, 2024
Loss for the period	6,398	6,240
Total number of Ordinary Shares	28,651,297	18,438,917
Weighted average number of Ordinary Shares	26,782,603	16,628,582
Basic and diluted loss per share	(0.24)	(0.38)

NOTE 9 – SHARE BASED COMPENSATION:

In December 2019, the Company established a share option plan (the “Plan”), which was subsequently amended on September 14, 2021 and March 4, 2025. As of June 30, 2025, a total of 767,989 options to purchase Ordinary Shares have been granted to employees, consultants and directors under the Plan, of which 610,134 options are fully vested as of June 30, 2025, and a total of 9,398,542 RSUs have been granted to employees, consultants and directors under the Plan, of which 4,800,640 RSUs are fully vested as of June 30, 2025, some of which were exercised during the period since the Company’s inception.

On January 22, 2024, the Company’s board of directors approved a grant of 320,000 RSUs to employees and a grant of options to purchase 80,000 shares to consultants. The RSUs represents the right to receive Ordinary Shares at a future time, 245,000 of which vest over a period of three years, with a one-year cliff period and 70,000 vesting immediately on the grant date. 10,000 options were vested immediately on the grant date, 25,000 options vest over a period of three years and 45,000 options vest over a period of one year and nine months. The RSUs designated to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On February 5, 2024, the Company’s board of directors approved a grant of 2,277,000 RSUs to officers, a grant of options to purchase 30,000 Ordinary Shares and 90,000 RSUs to directors. The RSUs and options represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On February 22, 2025, the Company’s board of directors approved a grant of 644,000 RSUs to employees and a grant of options to purchase 55,000 Ordinary Shares to consultants. The RSUs represent the right to receive Ordinary Shares at a future time. All the RSUs in this grant, vest over a period of three years, with a one-year cliff period. The RSUs designated to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise. An amount of 30,000 of the options vest over a period of one year and 25,000 options vest over a period of three years with a one-year cliff period.

On February 22, 2025, the Company’s board of directors approved a grant of 2,150,000 RSUs to officers, and 210,000 RSUs to directors. The RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 9 – SHARE BASED COMPENSATION (Cont.):

The fair market value of all granted options was estimated by using the Black-Scholes model, aimed at modelling the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are, among others:

The valuation was completed by the company based on the following assumptions:

(i)	Risk-free interest rate 4.19%

(ii)	The expected volatility is 128.78%;

(iii)	The dividend rate 0%; and

(iv)	Expected term – 0-3 years.

During the six months ended June 30, 2025, the Company recorded share-based payment expenses in the amount of $1,838.

The options to service providers and advisers outstanding as of June 30, 2025, as follows:

	Six months ended June 30, 2025
	Number of options	Weighted Average Exercise Price (in NIS)

Outstanding at beginning of year	185,111	3.36
Granted	-
Exercised	55,000	3.40
Forfeited
Outstanding as of June 30, 2025	240,111	3.37
Exercisable options	182,812	3.34
Share-based payment expenses	26

The number of the outstanding vested RSUs to services providers and advisors as of June 30, 2025, were 32,500.

The options to employees and directors outstanding as of June 30, 2025, as follows:

	Six months ended June 30, 2025
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	368,641	0.37
Granted	-
Exercised	81,633	0.37
Forfeited	30,000	3.56
Outstanding as of June 30, 2025	257,008	0.48
Exercisable options as of June 30, 2025	257,008	0.48
Share-based payment expenses	(15)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 9 – SHARE BASED COMPENSATION (Cont.):

The RSUs to employees and directors outstanding as of June 30, 2025, as follows:

Number of RSUs

Outstanding at beginning of year	2,518,796
Granted	3,004,000
Forfeited	37,835
Vested(1)	1,083,443
Outstanding as of June 30, 2025	4,401,518
Vested as of June 30, 2025	4,768,140
Share-based payment expenses(1)	1,827

(1)

The share amount does not include the vesting event due to take place at the end of November 2025 of 1,313,333 shares, related to the acceleration of future vesting pursuant to the termination of employment by the Company, and not for cause.

(2)	The expenses amount includes share-based compensation expenses related to acceleration of future vesting per termination of employment by the company and not for cause, as provided under the equity grant agreements and approved by the Company’s shareholder and board of directors. The acceleration is due to take place at the end of November 2025.

NOTE 10 – COMMITMENTS AND CONTINGENCIES:

A. Royalties to the IIA

In September 2019, the IIA approved an application that supports upgrading the Company’s manufacturing capabilities for an aggregate budget of NIS 4,880,603 (approximately $1,500,000). The IIA committed to fund 60% of the approved budget. Eventually the project budget concluded in the aggregate amount of NIS 4,623,142 (approximately $1,333). The program is for the period beginning October 2019 through November 2020 and the Company received total funds in the amount of NIS 2,773,885 (approximately $809) from the IIA, which were recorded as part of the IIA participation and were deducted from research and development (“R&D”) expenses.

In October 2023, the IIA approved a support of another development project of the Company at an aggregate budget of NIS 3,850,869 (approximately $1,062). The IIA committed to fund 40% of the approved budget. The program is for the period beginning January 2024 through March 2025, and as of June 30, 2025, the Company received total funds in the amount of NIS 1,300,171 (approximately $351) from the IIA, which were recorded as part of the IIA participation and were deducted from the R&D expenses.

According to the agreements with the IIA, the Company will pay royalties of 3% of sales up to an amount equal to the accumulated grant received linked to the U.S. dollar and bearing interest at an annual rate of SOFR. Repayment of the grants are contingent upon the successful completion of the Company’s R&D programs and generating sales. The Company has no obligation to repay these grants if the R&D programs fail, are unsuccessful or aborted, or if no sales are generated.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Cont.):

The Company has generated sales as of June 30, 2025; therefore, a liability in the amount of $9 was recorded against cost of sales expenses. As of June 30, 2025, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $1,161 plus SOFR interest.

The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development without the IIA Research Committee approval.

B. Legal Claims

In the normal course of business, various legal claims and other contingent matters may arise. Management believes that any liability that may arise from such matters would not have a material adverse effect on the Company’s results of operations or financial condition as of and for the six month period ended June 30, 2025.

On December 12, 2021, the Company terminated its employment agreement with Dr. Udi Nussinovitch, one of its founders who served as the Company’s Chief Scientific Officer since March 2018. On February 24, 2022, the Company sued Mr. Nussinovitch for breach of good faith and breach of his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, the Company received notice of a complaint filed by Mr. Nussinovitch, as well as a complaint filed with the regional labor court in Tel Aviv, Israel on November 8, 2022. Mr. has alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. A partial hearing was held in the regional labor court on July 19, 2023, and the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by the plaintiff in the District Court.

A pre-trial hearing was held in the district court on January 21, 2024. During the hearing, the court suggested that the parties consider resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process which did not succeed. On January 7, 2025, Mr. Nussinovitch filed a motion to amend his Statement of Claim, requesting to modify the requested relief. Instead of the original remedies sought, Mr. Nussinovitch requested that the Company, or Mr. Ben Noon and Mr. Hayon, purchase all of his rights and shares in the Company at their average value from the date of the Company’s initial public offering until the date of the general meeting held on December 17, 2021. On January 13, 2025, a pretrial hearing was held. The court denied Mr. Nussinovitch’s motion to amend and instructed him to notify whether he wishes to withdraw his original claim or maintain it. Mr. Nussinovitch’s notified the court that he intended to proceed with the original claim in its current form. On May 7, 2025, the court issued its decision on the motion to dismiss. The judge ruled that the claim would be partially dismissed and that the continuation of the proceedings would be contingent upon payment of court fees. The court ordered the dismissal of remedies that Mr. Nussinovitch’s himself had clarified were no longer relevant and further determined that the declaratory remedies would remain in the claim and ruled that Mr. Nussinuvich must pay court fees in connection with the operative remedy regarding Mr. Nussinovich’s entitlement to receive the benefits granted to the controlling shareholders and the allocation of restricted shares. On June 26, 2025, Mr. Nussinovich submitted a notice to the court detailing the calculation of the claim value in relation to the operative remedies.

According to Mr. Nussinovich’s calculations, the value of the restricted shares he was entitled to receive amounts to NIS 5,751,714. Based on this valuation, Mr. Nussinovich paid court fees in the amount of NIS 143,493.A preliminary hearing in the case was held on September 8, 2025, during which the court set deadlines for the filing of witness statements. On September 18, 2025, Mr. Nussinovich notified the court of his consent to dismiss the claim against the directors of the Company. On September 21, 2025, the court rendered a judgment dismissing the claim against the Company’s directors.

As of the date of these Financial Statements, the Company believes that the claims will result in no disbursement of monetary payments by the Company.

NOTE 11 – SUBSEQUENT EVENTS:

1.	In July 2025, a total of 855,714 2024 Private Warrants were exercised by several investors, resulting in aggregate exercise proceeds of $941. Pursuant to its agreement, the Company paid Dawson James Securities a total of $23, commission in connection with warrant exercise.

2.	On July 1, 2025, the shelf capacity was increased, resulting in the Company increasing the maximum ATM facility capacity to $7,118.

3.

On September 16, 2025, the shelf capacity was increased, resulting in the Company increasing the maximum ATM facility capacity to $14,686, of which total of $4,701 has been sold as of the date of these Financial Statements.

4.	On July 2, 2025, the Company received a binding purchase order in the amount of $22.5 million for its FDA-cleared INSPIRA ART100 system and carts. On August 19, 2025, the Company received another binding purchase order for its INSPIRA ART100 systems, in the amount of $27 million.

5.	On August 6, 2025, the Company’s board of directors approved a grant of 1,200,000 RSUs to officers. The RSUs and options represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a half-year cliff. The Company’s board of directors approved a future grant of 300,000 RSUs to officers depending on achieving a revenue-based milestone.

6.	On August 6, 2025, the Company’s board of directors approved the issuance of 100,000 Ordinary Shares to a service provider as equity compensation for his investor relations and press release services, in lieu of a cash payment.